NEWS RELEASE

TALISMAN ENERGY

TALISMAN ENERGY DEEPENS ITS STRATEGIC PARTNERSHIP WITH SASOL IN THE MONTNEY SHALE PLAY

COMPANIES AGREE TO A C$1,050 MILLION TRANSACTION FOR CYPRESS A ASSETS

Calgary, Alberta – March 8, 2011 – Talisman Energy Inc. has announced it is deepening its strategic relationship with Sasol Limited (Sasol) in the Montney shale play, to include the sale of a 50% net working interest in its Cypress A assets, for a total consideration of C$1,050 million. Talisman will operate and manage the Cypress A and Farrell Creek areas as an integrated development project.

“This transaction allows Talisman and Sasol to unlock additional value in the world-class Montney shale play and potentially accelerate development of the resources in the area,” said John A. Manzoni, President & CEO of Talisman. “The Cypress A assets are very similar to Farrell Creek and, with our partner, we will now build an integrated long-term development plan for the area.”

“This additional acquisition of another high quality natural gas asset will accelerate our upstream growth while also potentially advancing Sasol’s already strong GTL value proposition utilizing our proprietary technology,” said Sasol chief executive, Pat Davies.

In December 2010, Talisman and Sasol announced a similar transaction for the acquisition of a 50% net interest in Talisman’s Farrell Creek properties in the Montney shale play, with Sasol acquiring an estimated 4.8 tcfe of net contingent resource. This transaction closed on March 1, 2011.

The Cypress A transaction represents the sale of approximately 14% (5.6 tcfe) of Talisman’s remaining estimated 39 tcfe of net contingent resource in the play and approximately 17% (28,600 net acres) of the company’s net Tier 1 acres of land in the Montney shale. Sasol will pay 25% of the consideration (approximately C$260 million) in cash at closing. Sasol will also provide an additional C$790 million to fund 75% of Talisman’s future capital commitments in the integrated joint-venture development area.

The Cypress A transaction is subject to regulatory approvals and is expected to close by the end of the third quarter 2011.

Upon closing, Talisman will hold an estimated 34 tcfe of net contingent resource and 139,000 net acres of Tier 1 acreage in the Montney shale play, including Farrell Creek, Greater Groundbirch and the Greater Cypress area. The Cypress A properties are part of the Greater Cypress area, approximately 25 miles northwest of Farrell Creek. The Talisman and Sasol joint venture partners do not expect to commence commercial development at Cypress A, which is less mature than Farrell Creek, for several years. A number of options for long term egress from the area are being considered.

Sasol and Talisman have commenced a feasibility study to examine a world scale gas-to-liquids (GTL) facility in Western Canada, with Talisman having the option to participate as a 50% partner in the facility. This could provide a strategic alternative to traditional North America pipeline or LNG markets. The GTL process produces premium, clean liquids fuel. Sasol is leading this study with a front-end engineering design decision likely in the second half of next year.

Sasol is an integrated energy and chemicals company. Sasol is one of two companies with commercial GTL technology, with operating GTL projects in South Africa and Qatar, a project under construction in Nigeria and proposed developments in a number of countries around the world. Sasol is looking at expanding its proprietary GTL technology in new markets. Sasol is listed on the Johannesburg and New York Stock Exchanges, with a market capitalization of approximately US$35 billion. The company is also active in exploration and development across Africa and Asia.

Goldman, Sachs & Co. and Jefferies & Company acted as advisors for Talisman on this transaction.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:

David Mann, Vice-President
Corporate & Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
Email: tlm@talisman-energy.com

Shareholder and Investor Inquiries:

Christopher J. LeGallais, Vice-President
Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

05-11

Advisories
Forward-Looking Information

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; planned development and future capital commitments; future consideration of options for long term egress, the expected timing to closing of the transaction; future consideration of alternative marketing options for GTL technology and the potential outlook for GTL in North America; the expected timing of an engineering design decision for a downstream GTL facility; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, and underlying reservoir risk; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; the outcome and effects of any future acquisitions and dispositions; health, safety and environmental risks; changes in general economic and business conditions; and the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in the Company's other reports on fie with Canadian securities regulatory authorities and the SEC. Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law. Closing of the transaction will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Talisman defines "Tier 1" acreage as acreage with the potential to have a breakeven of approximately USD $4/mcf.

Oil and Gas Information

In this news release, Talisman discloses contingent resources as at July 1, 2010. Where not otherwise indicated, the contingent resources included in this news release are best estimates. Contingent resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. In North America, the contingencies that prevent the resources from being classified as reserves are: additional testing; production and performance appraisal activities; demonstration of economic viability; facilities and egress; access to equipment and services; frac technology; commodity prices and regulatory approvals. There is no certainty that it will be commercially viable to produce any portion of the resources. Any resource data contained in this news release reflects Talisman's internal estimates of its resources.

Where not otherwise indicated, production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments.